Exhibit 99.1

MMA.INC Reports 145% Year-on-Year Growth in BJJLink Subscription Revenue

Highlights

●	BJJLink subscription revenue grew 145% year-on-year
●	Rapid adoption as the leading purpose-built platform for martial arts academies
●	AI-driven sales and marketing engine deployed to accelerate pipeline and conversions
●	Academies increasingly migrating from generic fitness software to martial arts-specific platforms
●	Active pipeline of strategic acquisitions expected to drive additional catalysts in 2026

New York, NY – MARCH 10, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today announced that subscription revenue from its BJJLink platform grew 145% year-on-year for the twelve months ended December 31, 2025 compared with the prior year.

BJJLink is a market leading digital platform purpose built for Brazilian Jiu-Jitsu academies, providing an integrated solution for academy management, student engagement and community growth. The platform architecture is also highly adaptable across multiple martial arts disciplines and combat sports academies, an area where traditional boutique fitness software providers have struggled to effectively serve the market.

As global martial arts participation continues to grow, academy owners are increasingly seeking technology platforms designed specifically for combat sports, including belt progression systems, class structures, athlete development pathways and community-driven gym cultures.

This growing recognition that generic fitness software does not adequately serve the martial arts ecosystem is driving strong demand for BJJLink and accelerating adoption across academies worldwide.

Nick Langton, Founder and CEO of MMA.INC, said:

“BJJLink’s 145% subscription revenue growth highlights the strength of our strategy of identifying high-quality, high margin assets within the martial arts ecosystem and accelerating their growth inside the MMA.INC platform. Martial arts academies operate very differently to traditional fitness businesses, and many gym owners are discovering that generic gym platforms simply don’t meet their needs.

BJJLink was built specifically for combat sports academies, and the growth we’re seeing reflects increasing demand for a platform that deeply understands this market. As we continue to expand our technology ecosystem and pursue high quality acquisitions, we expect this strategy to deliver further growth and important market catalysts throughout 2026.”

MMA.INC continues to scale its combat sports technology ecosystem through strategic acquisitions, partnerships with leading gyms and athletes, and integrated digital platforms connecting martial arts participants globally. The Company remains actively focused on high-quality acquisitions expected to generate further strategic and market catalysts throughout 2026.

BJJLink is a core pillar in MMA.INC’s strategy to build the world’s leading technology infrastructure for the martial arts industry.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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